November 14, 2014

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Mara L. Ransom, Assistant Director

Re:	Cheniere Energy Partners LP Holdings, LLC (the “Company”)
Registration Statement on Form S-1 (as amended)
(File No. 333-198132)

Ladies and Gentlemen:

We are the sole underwriter of the Company’s proposed public offering of up to 10,100,000 common shares. Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated November 7, 2014, through the date hereof:

Preliminary Prospectus dated November 7, 2014:

125 copies to institutional investors, dealers and others.

We have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Stefanie Bohm
Name:	Stefanie Bohm
Title:	Director

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